UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 23, 2004

Evan R. Farber
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/23/2004

Re: Trex Company, Inc.
Incoming letter dated January 27, 2004

Dear Mr. Farber:

This is in response to your letter dated January 27, 2004 concerning the shareholder proposal submitted to Trex by T. Michael Jennings. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: T. Michael Jennings
604 Banbury Rd.
Knoxville, TN 37922

HOGAN & HARTSON

L.L.P.

Writer's Direct Dial:
(202) 637-5774

COLUMBIA SQUARE
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Rule 14a-8(e)

January 27, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Trex Company, Inc. – Shareholder Proposal of T. Michael Jennings
Commission File Number 001-14649**

Ladies and Gentlemen:

On behalf of our client, Trex Company, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On January 20, 2004, the Company received a shareholder proposal and supporting statement, dated January 8, 2004 and attached hereto as Attachment A (the "Proposal"), from T. Michael Jennings (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2004 annual meeting of stockholders (the "Annual Meeting"), currently expected to be held on April 28, 2004.

As more fully discussed below, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(e) because the Proposal was received by the Company on January 20, 2004, forty-seven days after the December 3, 2003 deadline for submitting a shareholder proposal for the Annual Meeting. 1/

1/ The Company believes that there are several other grounds on which the Proposal may be omitted from the Proxy Materials, which the Company reserves the right to raise in the event the Staff disagrees with the grounds for exclusion discussed herein.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend to the Commission any enforcement action against the Company based on its exclusion of the Proposal pursuant to Rule 14a-8(e). Due to late receipt of the Proposal, the Company also requests that the Staff waive the requirement of Rule 14a-8(j) that its request to exclude the Proposal be received by the Staff at least eighty days prior to the filing of the definitive proxy statement for the Annual Meeting, which the Company intends to file with the Commission on or about March 19, 2004.

Discussion

The Proposal may be omitted under Rule 14a-8(e) because the Proposal was received at the Company's principal executive offices after the deadline for submitting a shareholder proposal for inclusion in the Proxy Materials.

Rule 14a-8(e)(1) states that the deadline for submitting shareholder proposals (the "Deadline") can in most cases be found in last year's proxy statement. Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices no less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's 2003 proxy statement states as follows under the heading "Stockholder Proposals for the Annual Meeting in 2004":

> Under SEC rules, in order for stockholder proposals to be presented at Trex Company's annual meeting of stockholders in 2004, such proposals must be received by the Secretary of Trex Company at Trex Company's principal office in Winchester, Virginia, no later than December 4, 2003.

The December 4, 2003 deadline complies with the calculation of the deadline as set forth in Rule 14a-8(e)(2) because it is not less than 120 days before the date of the Company's 2003 proxy statement, which was April 3, 2003. The Proponent's Proposal, although dated January 8, 2004, was not received by the Company until January 20, 2004, which is forty-seven days after the Deadline provided in the Company's 2003 proxy statement. Even if the Proponent's Proposal had been received by the Company on January 8, 2004, the Proposal would have been thirty-five days after the Deadline provided in the Company's 2003 proxy statement.

The Staff has strictly construed the Deadline, permitting companies to omit from proxy materials shareholder proposals received at the company's principal executive offices even one day past the Deadline. See, e.g., Delta Air Lines, Inc., SEC No-Action Letter (January 12, 2004); Viacom Inc., SEC No-Action Letter (March 10, 2003); The Coca-Cola Company, SEC No-Action Letter (January 11, 2001); Hewlett-Packard Company, SEC No Action Letter (November 9, 1999); Xerox Corporation, SEC No-Action Letter (March 13, 1992).

CONCLUSION

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its determination to omit the Proposal from the Proxy Materials under Rule 14a-8(e) and requests that the Staff indicate that it will not recommend to the Commission enforcement action against the Company based on its exclusion of the Proposal pursuant to Rule 14a-8(e).

Pursuant to Rule 14a-8(j), we are furnishing the Staff with six copies of this letter and the Proposal. A copy of this letter is also being provided simultaneously to the Proponent.

Please do not hesitate to contact the undersigned at (202) 637-5774 or, in my absence, Richard Parrino of this firm at (703) 610-6174 with any questions or requests for additional information regarding the foregoing.

Sincerely,

Evan R. Farber

Enclosures

ccs: T. Michael Jennings
William R. Gupp, Vice President and General Counsel
Lynn E. MacDonald, Manager of Corporate Administration
and Corporate Secretary
Richard J. Parrino

CC: Lynn M.

T Michael Jennings
604 Banbury Rd
Knoxville, TN 37922

8 January 2004

Trex Company
President: Robert Matheny
160 Exeter Drive
Winchester, VA 22603-8605

Re: Submission of Shareholder Proposal
After meeting with a Trex officer during the second week of June 2003 and two follow up letters with out any response, the Shareholder Proposal below is submitted for inclusion in the next Trex (Company) proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

This Shareholder Proposal is submitted to you because you have shareholder fiduciary responsibility. This proposal is submitted with the intention of increasing the share visibility and value.

Should you decide to adopt the provisions of the proposal as corporate action I ask that the proposal be withdrawn from consideration at the annual meeting.

Shareholder's Eligibility Criteria
(per SEC rule 14a-8)
1: $1000 or 1% of outstanding stock, whichever is the least.
My shares are on account with Charles Schwab brokerage firm. In the account is 1000 shares. The year ending statement indicated a value of $37, 980.00. If needed, I will submit a current statement showing that these are my stock.

2: Shares must be held at least one year of the date the resolution is submitted.
400 shares were purchased on 6/19/01
600 shares were purchased on 7/30/01
If needed, I will submit the Trade Confirmation documents showing the dates that the stock were purchased..

Shareholder Proposal
BE IT RESOLVED: that the Trex Company's board of directors recommend that the Trex Company provide each shareholder with two automobile bumper stickers that include the slogan ***Trex for Decks***.

Supporting Statement
Because all of Trex sales results from one material and Trex's dependence is on a small number of distributors, effective and economical advertising is essential to Trex's profitability.

Presently, the brand name Trex is not universally accepted as the standard for wood/plastic composite products. Although, Trex is the nation's largest producer of non-wood decking alternative products, the brand name of Trex has yet to become the defacto standard for non-wood decking such as Kleenex is for paper tissues.

Advertising of the Trex brand is essential. The Lowe's and Home Depot stores carry a competing brand of non-wood decking. In our area of Knoxville, TN (37922), the Ace Hardware store, (Dixie Lee Junction) has Trex products. Within the last month, the local Ace Hardware remodeled and did away with the Trex desk and display. Although, Ace Hardware is a national store, it does not have the name recognition of a Lowe's or Home Depot.

Implementing this proposal should cost a minimum $1.50 and a maximum of $2.00 per shareholder. It is likely that Trex shareholders live across USA. It is also likely that only 2-5% of the stockholders would apply the bumper stickers to their automobiles. So Trex would have advertising across the country for a cost of $1.50-$2.00 per shareholder. To reduce postage cost, the bumper sticker advertisement could be mailed in conjunction with the next quarterly report. This should be an economically way to get out the word that Trex is an outstanding item to use for decks and deck replacement.

I urge you to VOTE FOR THIS PROPOSAL. It is a constructive and supportive statement by shareholders in favor of improving corporate visibility.

Shareholder,

TM Jennings

cc:
Rececca Carter
Philip Lomonaco, atty

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Trex Company, Inc.
Incoming letter dated January 27, 2004

The proposal relates to providing shareholders with bumper stickers.

There appears to be some basis for your view that Trex may exclude the proposal under rule 14a-8(e)(2) because Trex received it after the deadline for submitting proposals. We note in particular your representation that Trex did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Trex omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Special Counsel